UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________

FORM 11-K

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☒   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from     to
_______________

Commission file number 001-36272

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A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Platform Specialty Products Corporation Employee Savings and 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Platform Specialty Products Corporation
1450 Centrepark Boulevard, Suite 210
West Palm Beach, Florida 33401

TABLE OF CONTENTS

Page

Financial Statements

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule of Assets (Held at End of Year)	12

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signature	13

Report of Independent Registered Public Accounting Firm

To the Trustee and Participants
Platform Specialty Products Corporation Employee Savings and 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Platform Specialty Products Corporation Employee Savings and 401(k) Plan (the "Plan") as of December 31, 2015 and 2014, the related statement of changes in net assets available for benefits for the year ended December 31, 2015 and the related notes to the financial statements. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ CohnReznick LLP

Hartford, Connecticut
June 28, 2016

PLATFORM SPECIALTY PRODUCTS CORPORATION EMPLOYEE SAVINGS AND 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2015	2014
Assets
Investments, at fair value:
Money market fund	$5,466,634	$4,009,726
Common/collective trusts	24,703,096	19,494,714
Mutual funds	29,021,622	21,611,700
Self-directed brokerage accounts	6,580,003	9,893,632
Total investments	65,771,355	55,009,772

Receivables
Notes receivable from participants	1,029,574	531,927
Participant contributions	—	21,310
Employer contributions	1,599,648	1,431,903
Total receivables	2,629,222	1,985,140

Net assets available for benefits	$68,400,577	$56,994,912

See accompanying notes to financial statements

PLATFORM SPECIALTY PRODUCTS CORPORATION EMPLOYEE SAVINGS AND 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31,
2015
Additions to Net Assets:
Investment (loss) income
Net depreciation in fair value of investments	$(5,753,121)
Interest	485
Dividends	1,657,829
Total investment loss	(4,094,807)

Interest income on notes receivable from participants	24,152

Contributions:
Participant	4,349,467
Employer	2,964,169
Rollovers	12,282,138
Total contributions	19,595,774

Total additions	15,525,119

Deductions from Net Assets:
Benefits paid to participants	4,114,279
Administrative expenses	5,175
Total deductions	4,119,454

Net increase in Net Assets	11,405,665
Net Assets Available for Benefits - Beginning of Year	56,994,912
Net Assets Available for Benefits - End of Year	$68,400,577

See accompanying notes to financial statements

PLATFORM SPECIALTY PRODUCTS CORPORATION EMPLOYEE SAVINGS AND 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

1.    PLAN DESCRIPTION
The following description of the Platform Specialty Products Corporation Employee Savings and 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
The Plan, established initially effective January 1, 2014, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The original sponsor of the Plan was MacDermid, Incorporated (“MacDermid”), an indirect subsidiary of Platform Specialty Products Corporation (“Platform” or the "Company"), and the original name of the Plan was the MacDermid, Incorporated Employee Savings and 401(k) Plan. Effective September 8, 2014, Platform became the sponsor of the Plan and the Plan’s current name was adopted. Companies affiliated with Platform ("Affiliates"), such as subsidiaries, may adopt the Plan with Platform's approval. The Plan was created to provide eligible employees with a tax-advantaged vehicle for accumulating retirement savings and enhance their financial security, and to share corporate profits with participating employees. The Plan also enables the Company to encourage employee savings by providing additional employer contributions to match employee contributions to the Plan. The Plan Administrator is responsible for oversight of the Plan. The Investment Committee determines the appropriateness of the Plan's investment offerings and monitors investment performance.
The Plan consists of two components: a profit-sharing/non-elective component and a 401(k) component. The profit-sharing/non-elective component of the Plan is funded totally by the Company, without any deductions from participants’ pay. The primary purpose of the profit-sharing/non-elective component is to reward eligible employees for their role in the success of the Company. The Company determines each year if there will be a profit-sharing contribution, a non-elective contribution, or both and if so, the amount.
The 401(k) component of the Plan permits eligible participants to contribute a portion of their salary or wages on a pre-tax or after-tax (Roth) basis. The Company may, but is not required to, make contributions that match some or all of participants’ contributions. The Company determines each year if there will be matching contributions and if so, the portion of participants' contributions that will be eligible for the matching contribution.
Eligibility
401(k) Eligibility. Employees of Platform and MacDermid as of January 1, 2014 (the Plan’s initial effective date) were eligible to participate in the 401(k) component of the Plan beginning in April 2014. All other employees of the Company become eligible to participate in this component of the Plan as of the later of (a) January 1, 2015, or (b) the first day of the calendar month beginning immediately after the commencement of their active service. Platform employees who commenced employment in 2014 became eligible to participate in this component of the Plan on the later of September 8, 2014 or the first day of the calendar month beginning immediately after the commencement of their active service.
Matching, Profit-Sharing and Non-Elective Contribution Eligibility. Employees become eligible to participate in the Plan’s matching, profit-sharing and non-elective contribution component as of the first day of the calendar month following the date of their employment with the Company in an eligible employment classification (as defined in the Plan document), provided the employee is then at least 18 years old. In addition, in order to be eligible to receive a profit-sharing contribution or non-elective contribution for a particular Plan year, a participant must be employed by the Company on the last day of that Plan year and be credited with at least 1,000 hours of service during such Plan year.
Employees Not Eligible. The following individuals are not eligible to participate in the Plan: (i) individuals represented by a collective bargaining agent or covered by a collective bargaining agreement with respect to which retirement benefits have been the subject of good faith bargaining, (ii) non-resident aliens, (iii) leased employees, and (iv) any individual engaged on a temporary, seasonal, provisional or similar basis. For this purpose, an individual will be deemed to be engaged on a temporary, seasonal, provisional or similar basis if the individual’s engagement is not expected by the Company to last for at least twelve months, and does not in fact continue for at least twelve months.

PLATFORM SPECIALTY PRODUCTS CORPORATION EMPLOYEE SAVINGS AND 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Contributions
Participants may contribute a portion of their compensation to the Plan on a pre-tax and/or after-tax (Roth) basis up to 80% of their compensation per the Plan document subject to limits required by the Internal Revenue Code of 1986 (the "IRC"). The IRC imposes limits on the amount of compensation that may be taken into account for any Plan year, and on the portion of such compensation that may be contributed into the Plan. For example, the maximum amount that may be contributed into the Plan by participants on a combined pre-tax and/or after tax (Roth) basis in 2015 was $18,000. A special rule for participants who are at least 50 years old before December 31 of a plan year allows these participants to make an additional “catch-up” contribution into the Plan if they’ve contributed the maximum permitted amount. For 2015, the maximum “catch-up” contribution was $6,000.
For eligible employees, the Company currently matches 50% of employee contributions up to a maximum of 6%. For eligible employees, the Company provides a non-elective contribution with a maximum equal to 3% of eligible compensation during the year, subject to limits of the Internal Revenue Service ("IRS").
The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation on a pre-tax basis and their contributions invested in one of the Schwab Managed Retirement common/collective trusts until changed by the participant.
Participant Accounts
Contributions are allocated to accounts established for the benefit of employees participating in the Plan. Separate accounts are maintained for Company contributions and participant contributions, including separate accounts for participants’ pre-tax elective deferrals, after-tax Roth contributions, rollovers from pre-tax retirement arrangements, rollovers from Roth programs, and profit-sharing, matching and non-elective contributions. Investment gains and losses (and any other charges or credits) are allocated separately to a participant’s individual accounts.
Rollovers
Participants in the Plan may also contribute eligible rollover distributions and/or direct rollovers from other tax-qualified retirement benefit plans. Eligible rollover distributions include eligible distributions from qualified Roth contribution programs. Rollovers from Roth programs are maintained separately from accounts funded from non-Roth rollover sources.
Investment Options
Assets held in participants’ individual accounts under the Plan are invested by Charles Schwab Bank, the trustee of the Plan ("Schwab") at the direction of individual participants among the investment options available under the Plan with various objectives and degrees of financial risk. If a participant fails to provide investment instructions to the Plan Administrator, these assets will be invested in a default investment alternative designated under the Plan.
One such investment option is a self-directed brokerage account through which participants may invest in a variety of publicly-traded investments that are not otherwise offered by the Plan, including securities issued by Platform.
Vesting
Contributions that a participant makes to the Plan, including rollovers, and the investment earnings attributable to those contributions are fully vested at all times. Company contributions and earnings attributable thereto are fully vested and nonforfeitable if a participant retires after he or she reaches normal retirement age under the Plan (as described below).
If a participant terminates employment with the Company before reaching normal retirement age, he or she will be entitled to receive the full amount credited to his or her Company contribution account if, but only if, he or she has completed at least three years of vesting service. Generally, a participant will receive a year of vesting service for each Plan year in which the participant completes at least 1,000 hours of service. If a participant leaves the Company before completing three years of service, he or she will not be entitled to any portion of his or her account balance(s) attributable to Company contributions.

PLATFORM SPECIALTY PRODUCTS CORPORATION EMPLOYEE SAVINGS AND 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Notes Receivable from Participants
Participants may apply for loans from the Plan of up to 50% of their vested account balances, up to $50,000. Interest rates are set at rates based on the then current market interest rates in place at the time of the loan. Loans are secured by the participant’s account balance, and are repaid through payroll deduction (or by such other means as the Administrator deems appropriate when payroll deduction is not practicable, e.g., during unpaid leaves of absence or following separation from employment).
Loans are drawn on a pro rata basis from the participant’s vested accounts. Loan amounts drawn from designated Roth accounts and the repayment of such loans is accounted for on a separate basis from other repayments. If a participant defaults in the loan repayment, the entire amount outstanding becomes immediately due and payable. Amounts collected from the participant’s account as a result of default are treated as a distribution from the Plan to the participant.
Payment of Benefits
On termination of service due to death, disability, retirement or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, in annual installments over a period not to exceed 15 years, or a combination of these methods. However, if the amount of a participant’s benefit does not exceed $5,000, distributions are made in a single sum payment.
Hardship Withdrawals
Participants may request a withdrawal of amounts held in their accounts if they suffer a financial hardship. A participant may withdraw all or any portion of the vested balance of the participant’s accounts to the extent necessary to meet the hardship. Participants receiving hardship distributions are suspended from making contributions into the Plan for a 6-month period beginning with the date on which the participant receives the distribution.
Forfeited Accounts
If a participant leaves the Company before the participant is fully vested in his or her Company contribution account, any amounts in that account which are not vested will be forfeited. If a participant leaves the Company and receives a distribution from the Plan, and is later reemployed by the Company before incurring a five year break in service, the amounts previously forfeited will be restored to the participant’s accounts if he or she repays to the Plan the amount of the distribution.
Amounts that are forfeited are applied as follows: forfeitures are applied to satisfy the amount needed to fund the profit-sharing, matching and non-elective contributions to be made in the year of application and any amount remaining after such application shall be applied to pay administrative expenses of the Plan. Any remainder will be allocated among the individual accounts of eligible participants pro rata based on the eligible participants’ account balances.
At December 31, 2015 and 2014, forfeitures held from non-vested accounts totaled $34,789 and $759, respectively. No amounts were used, as described above, during the year ended December 31, 2015.
Administrative Expenses
The Plan bears the majority of the costs of administration. Administrative expenses totaled $5,175 for the year ended December 31, 2015.
OMG Group, Inc. Acquisition
As a result of the acquisition of certain assets of OMG Group, Inc. ("OMG") by the Company in October 2015, former employees of OMG who became employees of the Company upon acquisition were eligible to participate in the Plan effective October 31, 2015.

PLATFORM SPECIALTY PRODUCTS CORPORATION EMPLOYEE SAVINGS AND 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

2.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Investment Valuation and Income (Loss) Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Investment Committee determines the Plan's valuation policies and procedures utilizing information provided by the investment advisers, independent appraiser and Schwab. See Note 3, Fair Value Measurements, for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015.
Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributes the current year's excess contributions to the applicable participants prior to March 15th of the subsequent year.
Payment of Benefits
Benefits to participants are recorded when paid.
Plan Expenses
Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment-related expenses are included in net appreciation (depreciation) of fair value of investments.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, accompanying notes and financial statements, and changes therein and disclosure of contingent assets and liabilities. Accordingly, actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.

PLATFORM SPECIALTY PRODUCTS CORPORATION EMPLOYEE SAVINGS AND 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Recently Adopted and Pending Accounting Pronouncements
Plan Accounting: Defined Benefit Pension Plans (Topic 960) Defined Contribution Pension Plans (Topic 962) Health and Welfare Benefit Plans (Topic 965) - In July 2015, the Financial Accounting Standards Board ("FASB") issued ASU No. 2015-12, "Part I. Fully Benefit-Responsive Investment Contracts, Part II. Plan Investment Disclosures, and Part III. Measurement Date Practical Expedient (consensuses of the FASB Emerging Issues Task Force)." Part I of the amendments allows for fully benefit-responsive investment contracts to be measured, presented and disclosed at contract value, provided that a Plan continues to disclose adequate information regarding the nature risks associated with these contracts. Part II of the amendments eliminates the requirements to disclose individual investments in excess of 5% of total plan assets and to disaggregate appreciation or depreciation and fair value disclosures of investments by general type. Part III of the amendments pertains to plans with fiscal years that do not coincide with a month-end. The amendments are effective for Plan years beginning after December 15, 2015, with earlier adoption permitted. The Plan has adopted Part II of the amendments for the current Plan year. In accordance with Part II of the amendments, the disclosures of individual investments in excess of 5% of total plan assets and the disaggregated depreciation and fair value disclosures by general type have been eliminated. Parts I and III of the amendments are not relevant to the Plan and will not impact the Plan's financial statements.
Fair Value Measurement (Topic 820) - In May 2015, the FASB issued ASU No. 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).” This update eliminates diversity in practice related to investments whose fair value is measured using net asset values as a practical expedient, and removes the requirement to categorize such investments within the fair value hierarchy. The guidance is effective retrospectively for fiscal years and interim periods beginning after December 15, 2015, with early adoption permitted. The Company early adopted this ASU and reclassified $19,494,714 of assets held in the Plan using NAV as a practical expedient out of the fair value hierarchy as of December 31, 2014.
3.    FAIR VALUE MEASUREMENTS
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 — Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for assets measured at fair value.

PLATFORM SPECIALTY PRODUCTS CORPORATION EMPLOYEE SAVINGS AND 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Common/collective trusts - Valued at the daily net asset value ("NAV") of the bank collective trust. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions purchased and sales may occur daily. If the Plan were to initiate full redemption of the investment in the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that such liquidations will be carried out in an orderly manner.
Money market and mutual funds - Valued at the daily closing price calculated and reported by the fund or its agent. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish daily NAV prices and to transact at that price. The mutual funds held by the Plan are actively traded.
Self-directed brokerage accounts - The Personal Choice Retirement Account ("PCRA") includes common stock, mutual funds, unit investment trusts ("UIT's"), real estate investment trusts ("REIT's") and limited partnerships valued at the closing price reported in the active market in which the individual instruments are traded, as well as a money market fund.
The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2015 and 2014:

	December 31, 2015
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market fund	$5,466,634	$—	$—	$5,466,634
Mutual funds	29,021,622	—	—	29,021,622
Self-directed brokerage accounts	6,580,003	—	—	6,580,003
Sub-Total	$41,068,259	$—	$—	$41,068,259
Assets using NAV as a practical expedient				$24,703,096
Total				$65,771,355

	December 31, 2014
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market fund	$4,009,726	$—	$—	$4,009,726
Mutual funds	21,611,700	—	—	21,611,700
Self-directed brokerage accounts	9,893,632	—	—	9,893,632
Sub-Total	$35,515,058	$—	$—	$35,515,058
Assets using NAV as a practical expedient				19,494,714
Total				$55,009,772
(1) Common/collective trust assets are valued using NAV and can be redeemed daily. Assets in common/collective trusts do not have any unfunded commitments nor include circumstances in which an otherwise redeemable investment might not be redeemable (for instance, investment that is subject to lockup period).

PLATFORM SPECIALTY PRODUCTS CORPORATION EMPLOYEE SAVINGS AND 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

4.     ROLLOVER CONTRIBUTIONS
The Company acquired MacDermid on October 31, 2013, and elected to terminate the MacDermid, Incorporated Profit Sharing and Employee Savings Plan effective October 31, 2013. All participants in the MacDermid, Incorporated Profit Sharing Plan and Employee Savings Plan became 100% vested in their account balances upon termination and were provided the option to have their account balance rolled into any qualified plan (including the Plan) or IRA, receive a lump-sum distribution, or be paid through an annuity contract.
Rollover contributions totaled $12,282,138 during the year ended December 31, 2015, and are included in "Rollovers" on the Statement of Changes in Net Assets Available for Benefits.
5.    PARTY-IN-INTEREST TRANSACTIONS
Certain of the Plan's investments are managed by Schwab or its affiliates. As the Plan defines Schwab as a trustee, these transactions qualify as party-in-interest transactions under ERISA. Loan fees paid by the Plan to Schwab or its affiliates totaled $5,175 for the year ended December 31, 2015. Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan. Fees incurred by the Plan for investment management services are included in net depreciation as they are paid through revenue sharing versus a direct payment. Notes receivable from participants are also party-in-interest transactions.
Platform's shares of common stock (the "Common Stock") is offered as a participant-directed investment in the Plan.
Information about the net assets and the significant components of the changes in net assets relating to Platform's Common Stock is as follows:

Investment in Platform Common Stock
Balance at December 31, 2014	$8,403,411
Net depreciation in fair value of investments	(3,780,468)
Contributions and transfers in	1,356,979
Distributions and transfers out	(1,175,806)
Balance at December 31, 2015	$4,804,116

6.    FEDERAL INCOME TAX STATUS
On January 29, 2016, the Plan Administrator filed an application with the IRS to perform a review for a determination letter concerning the qualification of the Plan under the IRC. On March 21, 2016, the Plan received a letter from the IRS acknowledging receipt of the application. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Accordingly, no provision for income taxes has been recorded in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the state and federal taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, there are currently no audits for any tax periods in progress. The Plan was adopted by Platform as of January 1, 2014, and is subject to income tax examinations from such date.

PLATFORM SPECIALTY PRODUCTS CORPORATION EMPLOYEE SAVINGS AND 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

7.    PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
8.    SUBSEQUENT EVENTS
As a result of the acquisition of Arysta LifeScience Limited by the Company in February 2015, effective January 1, 2016, the Arysta LifeScience North America, LLC 401(k) Plan was merged with and into the Plan. Employees of Arysta LifeScience Limited were eligible to participate in the Plan beginning January 1, 2016.
As a result of the acquisition of Alent, Inc. by the Company in December 2015, effective July 1, 2016, the Alent, Inc. 401(k) Savings Plan will be merged with and into the Plan. Employees of Alent, Inc. will be eligible to participate in the Plan beginning July 1, 2016.

SUPPLEMENTAL SCHEDULE

PLATFORM SPECIALTY PRODUCTS CORPORATION EMPLOYEE SAVINGS AND 401(K) PLAN
EIN 37-1744899 PLAN NUMBER 005
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
 FORM 5500, SCHEDULE H, PART IV, LINE 4i
AS OF DECEMBER 31, 2015

	Identity of issue, Borrower, Lessor, or Similar Party	Description of Investment	Number of Shares, Units, Par Value or Rates of Interest	Cost	Current Value
*	Schwab Government Money Fund	Money Market Fund	5,466,634	**	$5,466,634
*	Schwab Managed Retirement - 2010 CL IV	Common/ Collective Trust	106,077	**	2,282,786
*	Schwab Managed Retirement - 2020 CL IV	Common/ Collective Trust	409,293	**	9,888,521
*	Schwab Managed Retirement - 2030 CL IV	Common/ Collective Trust	364,807	**	9,583,476
*	Schwab Managed Retirement - 2040 CL IV	Common/ Collective Trust	57,367	**	1,561,534
*	Schwab Managed Retirement - 2050 CL IV	Common/ Collective Trust	32,568	**	475,172
*	Schwab Managed Retirement - Income CL IV	Common/ Collective Trust	56,272	**	911,607
	Vanguard 500 Index Admiral Fund	Mutual Fund	27,794	**	5,238,565
	Dodge & Cox Income Fund	Mutual Fund	226,613	**	3,011,686
	Ivy Science & Technology Fund	Mutual Fund	3	**	183
	Harbor International Fund	Mutual Fund	42,392	**	2,519,375
	Loomis Sayles Value Fund	Mutual Fund	94,935	**	1,889,204
	T Rowe Price Cap Appreciation Fund	Mutual Fund	42,906	**	1,064,493
	Loomis Sayles Small Cap Growth Fund	Mutual Fund	101,052	**	2,154,432
	Oakmark Fund	Mutual Fund	14,082	**	885,171
	Templeton Global Bond Fund	Mutual Fund	16	**	185
	Vanguard Extended Market Index Fund	Mutual Fund	35,631	**	2,265,432
*	Laudus US Large Cap Growth Fund	Mutual Fund	247,892	**	4,110,045
	Templeton Growth Fund	Mutual Fund	52,143	**	1,142,455
	Vanguard Intermediate Term Bond Fund	Mutual Fund	291,915	**	3,286,963
	Neuberger Berman Mid Cap Growth Fund	Mutual Fund	113,816	**	1,453,433

	Personal Choice Retirement Account (PCRA)	Self-Directed Brokerage Accounts		**	6,580,003

*	Participant Loans	Participant Loans (maturity through 2030 collateralized by participant account balances)	3.25% to 10.50%		1,029,574

	Total investments				$66,800,929

*	Party-in-Interest
**	Cost omitted for participant-directed investments

See Report of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Platform Specialty Products Corporation Employee Savings and 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Platform Specialty Products Corporation Employee Savings and 401(k) Plan

June 28, 2016	By:	/s/ Debra Vigeant
Debra Vigeant
Plan Administrator